Filed by: CIM Real Estate Finance Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies: Cole Office & Industrial REIT (CCIT II), Inc. SEC File No. 000-55436
Cole Office & Industrial REIT (CCIT III), Inc. SEC File No. 333-209128
Cole Credit Property Trust V, Inc. SEC File No. 000-55437
September 8, 2020

Dear Stockholder,

I am pleased to share an exciting update related to CIM Real Estate Finance Trust, Inc. (“CMFT”). On August 31, 2020, CMFT announced plans to acquire three smaller CIM Group managed real estate investment trusts (“REITs”) -- Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V, Inc. (“CCPT V”) -- in stock-for-stock, tax-free merger transactions. The transactions are expected to close in the fourth quarter of 2020, subject to certain closing conditions including CCIT II, CCIT III and CCPT V stockholder approval. The transactions are expected to close concurrently but are not cross-conditioned on the consummation of the others.

Transaction Background
Following the onset of the COVID-19 pandemic and its economic impact, CMFT, CCIT II, CCIT III and CCPT V each conducted a comprehensive business review and concluded that greater scale, diversification, financial strength and improved access to capital markets would best position each REIT to thrive in a post-pandemic economic environment.

CIM recommended that each REIT’s Board of Directors explore combining the four REITs to form a larger, more diversified company focused on long-term value creation for stockholders.

The Boards of Directors of each of CMFT, CCIT II, CCIT III and CCPT V formed a special committee composed exclusively of disinterested, independent directors to negotiate their respective merger agreements. Each special committee engaged its own financial and legal advisors. Each of the special committees unanimously recommended approval of the merger agreements, and each respective Board of Directors subsequently unanimously approved the entry by its REIT into its merger agreement.

Stockholder Benefits
We believe combining the four REITs would result in significant benefits, including:

•Greater Scale: With $5.9 billion in total assets, we believe the combined company (“CC CMFT”) will be better positioned to navigate the post-COVID economic environment.
•Diversification: The combined portfolio will have greater tenant, industry and asset type diversity, providing CC CMFT with greater flexibility to recycle non-core assets.
•Balance Sheet Flexibility: CC CMFT will have moderate leverage and substantial cash on its balance sheet as of June 30, 2020 to fund future investments.
•Cost Savings: CC CMFT is expected to ultimately realize approximately $3.5 million in annual savings as a result of operational efficiencies from the proposed mergers.
•Path to Liquidity: Ultimately, we believe CC CMFT will be better positioned to weather the downturn resulting from the COVID-19 pandemic and take advantage of opportunities
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

post-pandemic, including the pursuit of an eventual liquidity event such as a public market listing.

CMFT Transaction Details
•While distributions are not guaranteed, the CMFT Board of Directors will continue to consider declaring distributions in the ordinary course prior to the consummation of the merger, subject to market factors, company performance and other circumstances.
•CMFT’s second amended and restated distribution reinvestment plan (“DRIP”) and amended and restated share redemption plan (“SRP”) have been suspended for the duration of the merger process, and redemption requests will not be processed. Stockholders may participate in the CC CMFT SRP plan after the proposed merger has been completed and the SRP has been reinstated by the CC CMFT Board of Directors.
•Stockholders who were enrolled in the DRIP program will receive any distributions declared during the pendency of the mergers via a check mailed to their address of record, or to their custodian of record for accounts held with a custodian or clearing firm.
•If and when the CMFT Board of Directors reinstates the DRIP post-merger, CMFT stockholders who were enrolled in the DRIP program for the September 1, 2020 distribution payment and did not subsequently submit paperwork to be removed from the DRIP during the merger process will be automatically re-enrolled in the CMFT DRIP program.
•Upon closing, the Board of Directors of CC CMFT will be increased so that all independent directors of CCIT II, CCIT III and CCPT V, as applicable that do not currently serve as independent directors of CMFT will be added to the CC CMFT Board of Directors. It is anticipated that at the next CMFT annual stockholder meeting, five to seven independent directors will be nominated for election.

As part of the merger agreements, CCIT II, CCIT III and CCPT V have until October 7, 2020 to solicit alternative proposals from third parties. Each such REIT has the right to terminate its merger agreement with CMFT to accept a superior proposal, subject to the terms and conditions of its respective merger agreement. The respective REITs do not intend to disclose developments with respect to the solicitation process unless and until their respective Boards of Directors make a determination with respect to any potential superior proposal or as otherwise required by law.

A presentation with additional details about the proposed transactions is available at www.cimgroup.com/announcements. CMFT also filed on Monday, August 31, 2020 a Current Report on Form 8-K with the Securities and Exchange Commission regarding the proposed mergers. Such documents are available on the SEC website at www.sec.gov and on our website at the link noted above. If you have any questions, please contact your financial professional or the CIM Shareholder Relations team at 866.907.2653.

CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

Sincerely,
Richard Ressler
Chairman of the Board of Directors, Chief Executive Officer and President
CIM Real Estate Finance Trust, Inc.
Co-Founder and Principal, CIM Group

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CMFT, CCIT II, CCIT III and CCPT V and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that one or more of the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of one or more of the merger agreements; the failure to satisfy the conditions to the consummation of each proposed merger, including the approval of the stockholders of CCIT II, CCIT III or CCPT V, as applicable; the ability of CC CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed mergers; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CMFT, CCIT II, CCIT III and CCPT V and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CMFT’s, CCIT II’s, CCIT III’s and CCPT V’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by CMFT, CCIT II, CCIT III and CCPT V with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CMFT, CCIT II, CCIT III or CCPT V undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

Additional Information and Where to Find It
In connection with each proposed merger, CMFT intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCIT II, CCIT III or CCPT V, as applicable, and will also constitute a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of each of CCIT II, CCIT III and CCPT V. In connection with the proposed mergers, each of CCIT II, CCIT III and CCPT V intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF EACH OF CCIT II, CCIT III AND CCPT V ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EACH PROPOSED TRANSACTION. Stockholders of each of CCIT II, CCIT III and CCPT V will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

Participants in Solicitation
Each of CMFT, CCIT II, CCIT III and CCPT V and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from their respective stockholders (or, in the case of CMFT, from the stockholders of each of CCIT II, CCIT III and CCPT V) in respect of the proposed transaction between such company and CMFT. Information regarding the directors, executive officers and external advisors of each of CMFT, CCIT II, CCIT III and CCPT V is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC by each entity on March 30, 2020, as amended on April 27, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of the relevant company regarding its proposed merger transaction with CMFT when it becomes available.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed mergers of CCIT II, CCIT III and CCPT V with CMFT.
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC